
October 24, 2024

Robert P. Mundy
Chief Financial Officer
Packaging Corporation of America
1 North Field Court
Lake Forest, Illinois 60045

> **Re: Packaging Corporation of America**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 001-15399**

Dear Robert P. Mundy:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing